Form N-SAR,
Sub-Item 77Q1(d)
Copies of any constituent
instruments defining the
rights of shareholders


Nuveen Floating Rate Income Fund
811-21494



The rights of the holders of an additional series of Variable Rate Term Preferred Shares are described in the Statement Establishing and Fixing the Rights and Preferences of Preferred Shares attached to Sub-Item
77Q1(a) as an exhibit and incorporated by reference for this Sub-Item 77Q1(d).